Exhibit 19.1

RAYONIER Corporate Policy Manual	Trading in Rayonier Securities	Number: 3.4
Effective: 07/01/12
Revised: 07/14/2023
Page 1 of 2

Intent

Federal securities laws prohibit trading in a company’s securities while in possession of “inside” information not generally available to the public. Both the Company and the individual doing the trading can be liable under such laws, including the potential for personal criminal liability.

In performing your duties as a Rayonier employee, you may well come into possession of information relating to the Company, or other companies, that has not been publicly disclosed, and would constitute “inside” information under the securities laws. Such information, which we call “material non-public information,” is defined (with specific examples noted) on Exhibit A to Corporate Policy 3.2 (Communication with the Financial Community and REG FD).

This Policy is intended to protect employees and the Company from liability by preventing trading in securities under circumstances that could violate the federal insider trading laws.

Prohibition on Trading While in Possession of Material Non-Public Information

Employees are prohibited from trading in Rayonier securities while in possession of material non- public information. Such prohibition remains in effect for two full trading business days following a broad-based public announcement of such information by the Company (such as a press release). Note that this prohibition also applies to transactions by other persons who might be presumed to have access to such information, such as an employee’s family members. If you are unsure as to whether you are in possession of material non-public information, or have any other questions regarding this Policy, you are to contact the Corporate Secretary or General Counsel for clarification before trading.

For purposes of this Policy, “trading in Rayonier securities” includes:

i.Any purchase or sale of Rayonier common stock in the open market;
ii.The exercise of a Rayonier stock option (except as discussed below); and
iii.The transfer of funds out of the Rayonier Stock Fund under the Investment and Savings (401(k)) Plan.

The following are not considered “trading in Rayonier securities” and are the only exceptions to this Policy’s general prohibition on trading while in possession of material non-public information:

1.Automatic purchases pursuant to the Rayonier dividend reinvestment program;
2.The exercise of an employee stock option where all underlying shares will be held by the employee and the exercise price and related taxes are paid in cash; and
3.Trades pursuant to a standing Rule 10b5-(1) plan.

RAYONIER Corporate Policy Manual	Trading in Rayonier Securities	Number: 3.4
Effective: 07/01/12
Revised: 07/14/2023
Page 2 of 2

Further Restrictions on Directors, Executive Officers and Certain Employees

Rayonier directors, executive officers and certain employees who routinely have access to material non-public information are subject to the Company’s insider trading program, which provides for quarterly trading “blackouts” and requires pre-clearance of all transactions in Rayonier securities. Employees subject to the program are notified in writing and provided with specific information regarding program restrictions on trading.

For additional information in regards to these trading restrictions for Key Employees (as defined therein), please review the 3.4 Supplemental Insider Trading Policy, dated July 14, 2023.

Implications on Trading in Securities of Other Companies

Employees are also prohibited from trading in the securities of other companies as to which they have obtained material non-public information in the course of performing their duties for Rayonier. Examples include any company with which Rayonier does or plans to do business, or has taken or plans to take a material action such as an acquisition, sale, joint venture or other transaction, or filing of litigation.